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                                                                    EXHIBIT 11
                   BURLINGTON NORTHERN INC. and SUBSIDIARIES

                    COMPUTATION OF EARNINGS PER COMMON SHARE
                (Dollars In Millions, Except Per Share Amounts)
                                  (Unaudited)

                                                             Three Months Ended
                                                                  March 31,
                                                              1995        1994
Net income

  Primary:
    Net income..........................................      $ 108       $  77
    Convertible preferred stock dividends...............         (5)         (5)
      Net income available for common stockholders......      $ 103       $  72

  Fully diluted:
    Net income..........................................      $ 108       $  77


Weighted average number of shares

  Primary:
    Average common shares outstanding...................       89.3        88.9
    Common share equivalents resulting from assumed
      exercise of stock options.........................        1.0         1.4
                                                               90.3        90.3

  Fully diluted:
    Average common shares outstanding...................       89.3        88.9
    Common shares resulting from assumed conversion of
      convertible preferred stock.......................        7.4         7.4
    Common share equivalents resulting from assumed
      exercise of stock options assuming full dilution..        1.2         1.3
                                                               97.9        97.6

Earnings per common share:
  Primary...............................................      $1.14       $ .79

  Fully diluted.........................................      $1.10       $ .79

Primary earnings per common share are computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding. Fully diluted earnings per common share are computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. An average market price is used to determine the number of common share equivalents for primary earnings per common share. The higher of the average or end-of-period market price is used to determine common share equivalents for fully diluted earnings per common share. In addition, the if-converted method is used for convertible preferred stock when computing fully diluted earnings per common share.

Earnings per common share may not compute due to the level of rounding in this exhibit.